April 29, 2016

Value Line Funds Investment Trust

7 Times Square, 21st Floor
New York, NY 10036-6254

April 29, 2016

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomos

Re:	Pre-Effective Amendment No. 1 to Combined Proxy and Registration Statement on Form N-14 (“Registration Statement”) of Value Line Defensive Strategies Fund (the “Acquiring Fund”), a series of Value Line Funds Investment Trust (the “Acquiring Trust”)
SEC File No. 333-210554

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Leonard A. Pierce of Wilmer Cutler Pickering Hale and Dorr LLP on April 15, 20 and 28, 2016 relating to the Acquiring Fund’s Registration Statement which was filed with the Commission on April 1, 2016. The Registration Statement relates to the proposed reorganization of Alpha Defensive Alternatives Fund (the “Target Fund”), a series of Advisors Series Trust (the “Target Trust”), with and into the Acquiring Fund (the “Reorganization”). The Acquiring Fund is a newly created shell series of the Acquiring Trust organized for the purpose of the Reorganization. For the staff’s convenience, its comments are restated below, followed by the Acquiring Fund’s responses. Unless otherwise indicated, all page numbers refer to the Registration Statement and capitalized terms used herein have the meanings ascribed to them in the Registration Statement.

The Acquiring Trust’s responses to the staff’s comments are reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement filed herewith pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Rules 402 and 488 thereunder and Rule 101(a) of Regulation S-T. The Amendment has been manually signed by the persons specified in Section 6(a) of the 1933 Act and, pursuant to Rule 302 under Regulation S-T, the Acquiring Trust will retain the manually executed copy of the Amendment. No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940, as amended (the “1940 Act”).

April 29, 2016

As discussed with Ms. Lithotomos on April 28, 2016, the Acquiring Trust is filing the Amendment with the understanding that the Staff will accelerate the effectiveness of Registration Statement to May 2, 2016. Accordingly, the Acquiring Trust and its principal underwriter, EULAV Securities LLC (the “Distributor”), hereby request that the effectiveness of the Registration Statement be accelerated and that the Registration Statement be declared effective on May 2, 2016 or as soon as practicable thereafter. In accordance with the requirements of Rule 461 of Regulation C under the Securities Act for making written or oral requests for acceleration, the Acquiring Trust and the Distributor acknowledge that they are aware of their obligations under the Securities Act.

Comment 1

The Commission staff takes the view that Rule 14a-4(d) under the Securities Exchange Act of 1934, as amended, would prohibit either the proxyholder(s) from voting to adjourn a shareholders’ meeting, or the chairman of a shareholders’ meeting from adjourning the meeting, for purposes of soliciting additional proxies when a quorum is present unless expressly authorized by a separate proposal approved by the stockholders. If such authority is desired, please add a separate shareholder proposal to authorize adjournment of the meeting for that purpose.

Response 1

Accepted. The Acquiring Trust does not desire to obtain authority to adjourn the Special Meeting for purposes of soliciting additional proxies when a quorum is present. Accordingly, a separate proposal seeking such authority will not be added.

The disclosure set forth in the Notice of Special Meeting and under the caption “D. Quorum and Adjournments” on page 25 has been appropriately revised to clarify that the persons designated as proxies may not use their discretionary to vote on questions of adjournment if a quorum is present but sufficient votes to approve the Reorganization are not received.

Comment 2

Please supplementally and in the Registration Statement explain in more detail the certain rights under the Target Trust’s insurance policy that are not being transferred to the Acquiring Fund. Please supplementally provide the estimated value of such rights.

April 29, 2016

Response 2

The Target Fund is insured under a joint insurance policy of the Target Trust with respect to the Target Fund’s covered operations, including if a claim were made after the closing of the Reorganization that relates to the Target Fund’s covered operations prior to the closing of the Reorganization. Although the Acquiring Fund is not aware of any basis for making a claim for a pre-closing covered liability and has been advised that the Target Fund similarly is not aware of any basis for making such a claim, the Acquiring Fund will not assume any pre-closing liability covered by such insurance with the objective of preserving the Target Fund’s insurance rights to the extent any such liability were to arise. If such liability were assumed by the Acquiring Fund, it is possible that such insurance rights would not be available. For this reason, the Acquiring Fund will not assume any pre-closing liability of the Target Fund covered by the Target Trust’s insurance or acquire the Target Fund’s rights under the Target Trust’s insurance relating to any such pre-closing covered liability. Additional disclosure regarding the Target Fund’s rights to insurance has been included under the caption “I. Proposal – J. Key Information about the Proposal – 1. Summary of the Proposed Reorganization” on page 18. Further, a cross reference to this additional disclosure has been added to “Questions and Answers” under “Question – How will the Reorganization work?” on page Q&A – 2.

Neither the Target Fund nor the Acquiring Fund attributes any value to such insurance rights for purposes of calculating their respective net asset values because such rights relate to unknown liabilities.

Comment 3

Please confirm that there are no plans to reposition the Target Fund’s portfolio prior to the closing of the Reorganization or the Target Fund’s acquired portfolio holdings after the closing of the Reorganization.

Response 3

Confirmed. For reference, the following disclosure is set forth on page 4 of the Proxy Statement under the caption “C. AST Board Considerations”:

Strong Similarity of Investment Objectives, Policies and Restrictions. The Board considered that the Value Line Fund was newly created and was designed to have a substantially identical investment program as that of the Alpha Fund, with substantially the same investment objectives, policies and strategies. The investment restrictions of the Value Line Fund are substantially similar to those of the Alpha Fund, although they are worded slightly differently. The AST Board was also informed by the Investment Adviser that there are no plans to sell existing portfolio holdings of the Alpha Fund to reposition Alpha Fund’s portfolio prior to the Reorganization nor are there any plans to sell portfolio holdings that were acquired by the Value Line Fund in the Reorganization after the closing. [Emphasis added]

April 29, 2016

Also for reference, the following disclosure is set forth on page 6 of the Proxy Statement under the caption “Comparison of Principal Investment Objectives, Strategies and Policies of the Alpha Fund and the Value Line Fund”:

The Value Line Fund has been created as a shell series of the VLF Trust solely for the purpose of acquiring the Alpha Fund’s assets and continuing its business, and will not conduct any investment operations until after the closing of the Reorganization. The Manager has reviewed the Alpha Fund’s current portfolio holdings and determined that those holdings are compatible with the Value Line Fund’s investment objectives and policies. As a result, the Manager believes that, if the Reorganization is approved, all or substantially all of the Alpha Fund’s assets will be transferred to and held by the Value Line Fund. [Emphasis added]

Comment 4

Please supplementally confirm that the interests of the Target Fund’s shareholders will not be diluted as a result of the Reorganization.

Response 4

Confirmed. For reference, the following disclosure is set forth in the second sentence of the first paragraph on page 3 of the Proxy Statement under the caption “C. AST Board Considerations” and similar disclosure appears in other locations in the Proxy Statement:

Based upon the recommendation of Alpha Capital, its evaluation of the relevant information presented to it at this meeting, and in light of its fiduciary duties under federal and state law, the AST Board, including all of the Trustees who are “Independent Trustees” under the 1940 Act, determined that the Reorganization is in the best interests of the Alpha Fund and its shareholders and that the interests of existing Alpha Fund shareholders will not be diluted as a result of the Reorganization. [Emphasis added]

Comment 5

Please supplementally confirm that the Acquiring Trust will file the executed version of the legal opinion as to tax matters as an exhibit to its registration statement on Form N-1A.

April 29, 2016

Response 5

Confirmed. For reference, the following undertaking is set forth in Part C, Item 17 “Undertakings”:

(3) The undersigned Registrant agrees that it shall file a final executed version of the legal and consent opinion as to tax matters as an exhibit to a subsequent post-effective amendment to its registration statement on Form N-1A filed with the SEC within a reasonable time after the consummation of the reorganization contemplated by this Registration Statement on Form N-14.

Comment 6

(i) Please disclose in the “Questions and Answers” and under the caption “C. AST Board Considerations – Other Alternatives” on page 5 of the Proxy Statement what will occur if the Reorganization is not approved by the Target Fund’s shareholders and provide examples of alternatives.

(ii) The disclosure under the caption “C. AST Board Considerations – Other Alternatives” on page 5 of the Proxy Statement states in part that: “… the Board concluded that the possible alternatives were less desirable than the Reorganization as the Reorganization would provide shareholders with the options of … redeeming their investment in the Alpha Fund, which may have tax consequences for them.” Please supplementally confirm that such tax consequences are meant to refer to the taxes on the recognition of capital gain and explain why the word “may” (as opposed to “will”) is used to describe such tax consequences.

(iii) Please revise the language under the caption “C. AST Board Considerations – Other Alternatives” on page 5 to state that, after considering the alternatives, the Board concluded that the Reorganization was better than the alternatives considered instead of the current disclosure that the other possible alternatives were less desirable.

Response 6

(i) Accepted. The following disclosure has been added in the “Questions and Answers” with new language bolded and underlined. Similar disclosure, including examples of alternatives to the Reorganization, has been added to the Proxy Statement under the caption “C. AST Board Considerations – Other Alternatives” on page 5.

April 29, 2016

Question: What will happen if the Plan is not approved by shareholders?

Answer: If shareholders of the Alpha Fund do not approve the Plan, the Alpha Fund will not be reorganized into the Value Line Fund and AST’s Board of Trustees will meet to consider other alternatives, including that the Alpha Fund remain a series of AST, be liquidated or be combined with another fund, although AST’s Board concluded that, in its judgment, the Reorganization was better than these other alternatives.

(ii) Confirmed. The referenced disclosure refers to the taxes that Target Shareholders may have to pay if they were to recognize capital gain upon the redemption of their investment in the Target Fund. The word “may” (as opposed to “will”) is used because such tax consequences may or may not arise depending upon, inter alia, whether the amount of redemption proceeds received by a redeeming Target Fund shareholder exceeds the cost basis of the shareholder’s investment and whether the shares are held in a taxable account or a tax-advantaged account. The material Federal income tax consequences of the Reorganization are described under the caption “3. Material Federal Income Tax Consequences of the Reorganization” on page 19.

(iii) Accepted. The referenced disclosure has been revised accordingly.

Comment 7

Does the Acquiring Fund expect there to be any limitations on its ability to utilize the Target Fund’s capital loss carryforwards? If so, please discuss those limitations in both the “Questions and Answers” and the Proxy Statement, as appropriate.

Response 7

The Acquiring Fund does not expect there to be any limitations on its ability to utilize the Target Fund’s capital loss carryforwards.

Comment 8

(i) Please confirm that the various expense ratios of the Target Fund and the Acquiring Fund described throughout the Proxy Statement (including in the fee table) are accurate and are accurately described.

(ii) The Commission staff notes that the investment adviser to the Target Fund has previously recouped from the Target Fund amounts previously waived and/or reimbursed under an expense limitation agreement. Please supplementally state whether the investment adviser to the Target Fund is currently recouping any such amounts from the Target Fund and whether the investment adviser has the right to continue such recoupment after the closing of the Reorganization.

April 29, 2016

(iii) Please change the caption in the fee table from “Alpha Fund Fees and Expenses” to “Acquired Fund Fees and Expenses”

Response 8

(i) Confirmed. The expense ratios of the Target Fund and the Acquiring Fund described in the Proxy Statement are accurate and are accurately described.

(ii) The investment adviser to the Target Fund is not currently recouping any amounts from the Target Fund although it has recouped amounts in the past in accordance with the terms of the expense limitation agreement approved by the Target Trust’s board of trustees. After the closing of the Reorganization, the investment adviser will not be entitled to recoup from the Acquiring Fund any fees that it waived from the Target Fund or expenses that it reimbursed to the Target Fund prior to the closing of the Reorganization.

(iii) Accepted.

Comment 9

Please supplementally explain why the word “could” (as opposed to “would”) is used to describe that the net expense ratios of both the Target Fund and the Acquiring Fund could increase after the expiry of the applicable expense limitation agreements.

Response 9

The word “could” is used to explain the possible future increase in the net expense ratios after the expiry of the applicable expense limitation agreements because events may occur that do not make any such increase definitive. As disclosed in the Proxy Statement, for example, no such increase would occur if the expense limitation agreements were to be continued or if the assets of a fund were to increase enough to result in a sufficient decrease in such fund’s gross expenses expressed as a percentage of average daily net assets. Please see the disclosure on pages Q&A – 3, 3 and 23.

Comment 10

The Proxy Statement describes as a difference between the Acquiring Fund and the Target Fund that the Acquiring Fund may bear the costs of sub-transfer agency services provided by third parties to shareholders that invest in Institutional Class shares through such third parties. The disclosure further provides that such costs generally approximate the amount of transfer agency fees that such class would otherwise bear had such accounts been direct shareholders in the Acquiring Fund, subject to a limitation of 0.05% of the Acquiring Fund’s average daily net assets attributable to the Institutional Class shares. Please add a description of such fees in the “Questions and Answers” as a difference in a manner similar to the explanation currently under the caption “AST Board Considerations — Distribution and Shareholder Servicing Arrangements” on page 4.

April 29, 2016

Response 10

Accepted. Disclosure has been added to the “Questions and Answers” on page Q&A – 3 describing that, as a difference, Institutional Class shares of the Acquiring Fund may bear the costs of sub-transfer agency services provided by third parties to shareholders that invest in Institutional Class shares through such third parties.

Comment 11

The Proxy Statement describes a fee that the Manager has agreed to pay Alpha Capital under the caption “C. AST Board Considerations – Conflicts of Interest” on page 5 of the Proxy Statement. Please confirm supplementally that such fee is in the nature of consideration for the sale of an investment advisory business and whether the conditions to the safe harbor afforded by Section 15(f) of the 1940 Act are intended to be satisfied.

Response 11

Confirmed. In addition, the Proxy Statement describes in the last two paragraphs under the caption “C. AST Board Considerations” on page 5 the safe harbor afforded by Section 15(f) of the 1940 Act and the agreement by the Manager to comply with such conditions to the extent within its control.

Comment 12

Please supplementally confirm that all differences between the principal investment objectives, strategies and policies of the Target Fund and the Acquiring Fund are set forth under the caption “Comparison of Principal Investment Objectives, Strategies and Policies of the Alpha Fund and the Value Line Fund.”

Response 12

Confirmed.

Comment 13

Please highlight in bold text the first two sentences under the caption “Comparison of the Funds’ Investment Restrictions and Limitations” on page 8.

April 29, 2016

Response 13

Accepted.

Comment 14

(i) Please supplementally confirm that the difference in the Funds’ investment restrictions will not result in any differences in the Acquiring Fund’s investments relative to the Target Fund’s investments.

(ii) Please highlight in bold text the first two sentences under the caption “Comparison of Principal Risks” on pages 14 and 15.

Response 14

(i) Confirmed.

(ii) Accepted.

Comment 15

Please add the terms “Target Fund” and “Acquiring Fund” to the captions to the fee table on page 14.

Response 15

Accepted.

Comment 16

Please add a statement in the section captioned “Comparison of Forms of Organization and Shareholder Rights” on page 21 whether there would be a diminution of shareholder voting rights as a result of the Reorganization.

Response 16

Accepted.

Comment 17

(i) Please add the terms “Target Fund” and “Acquiring Fund” to the captions to the capitalization table on page 22.

April 29, 2016

(ii) Please complete the information in the capitalization table.

(iii) Please add an additional column showing any adjustments between the information presented for the Target Fund and the Acquiring Fund.

Response 17

(i) Accepted.

(ii) Accepted. The information has been completed. The information was not completed in the Registration Statement because it was not available since the Registration Statement was filed one day prior to the date as of which the information is presented. The Acquiring Trust desired to include the most recent available information for the benefit of shareholders. Nonetheless, as a so-called “shell reorganization,” there are no differences between the information presented in the capitalization table for the Target Fund and the Acquiring Fund.

(iii) Accepted. The requested column has been added. The information shows that there are no adjustments between the information presented in the capitalization table for the Target Fund and the Acquiring Fund.

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Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Acquiring Trust acknowledges the following:

•	the Acquiring Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Acquiring Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Acquiring Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 29, 2016

We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440.

Very truly yours,

Value Line Funds Investment Trust

By:	/s/ Mitchell E. Appel
Mitchell E. Appel
President and Chief Executive Officer

EULAV Securities LLC

By:	/s/ Mitchell E. Appel
Mitchell E. Appel
President and Chief Executive Officer

cc:	Leonard A. Pierce
Peter Lowenstein